1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                                        No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC submitted an application regarding investment in China
TSMC submitted an application to the Ministry of Economic Affairs Investment Commission regarding investment in China on March 25. Following approval by regulatory authorities, TSMC can obtain 1,789,493,218 Hong-Kong listed ordinary shares in SMIC as per the settlement agreement signed with Semiconductor Manufacturing International Corp (SMIC).
In addition, TSMC holds warrants to purchase 695,914,030 shares of SMIC at HK$1.30 per share, which can be exercised any time within three years of the settlement. TSMC will make a separate application once the company chooses to exercise the warrants.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 29, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer